

September 7, 2010

Stephen R. Crim
President and Chief Executive Officer
American Safety Insurance Holdings, Ltd.
The Boyle Building, 2nd Floor
31 Queen Street
Hamilton, HM 11, Bermuda

Re: American Safety Insurance Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-K/A filed April 29, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
Filed August 9, 2010
File No. 001-14795

Dear Mr. Crim:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed April 29, 2010

Item 11. Executive Compensation
Compensation Discussion and Analysis
Targeted Overall Compensation for 2009, page 3

1. We note your disclosure on page 3 of your Form 10-K/A that compensation levels at your peer companies were surveyed and taken into account in setting your compensation levels. In that regard, please provide draft revised disclosure to include in an amendment to your Form 10-K which identifies the name of each of the companies which are included in your peer group and the characteristics of the companies which prompted you

to include them in your survey and analysis. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

2. We note your disclosure that incentive awards are determined based upon achievement of annual financial targets and established qualitative goals as well as meeting certain personal goals. Further, we note your disclosure of examples of the types of corporate and individual performance goals established by the committee for evaluating achievement and awarding cash bonuses and equity awards. Please provide draft revised disclosure to include in an amendment to your Form 10-K which expands your disclosure to include:

- Specifically identified individual and corporate performance objectives applicable to each named executive officer and used to determine their annual cash bonuses and equity award and how each objective was weighted, if applicable. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.
- The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
- The intended relationship between the level of achievement of corporate and individual performance objectives and the amount of bonus to be awarded.
- The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance objectives applicable to them.
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Compensation Risks, page 11

3. We note your statement that "the Compensation Committee does not believe that the mix and design of the elements of compensation encourage the assumption of excessive or inappropriate risk or that our compensation structure is reasonably likely to have a material adverse effect on the Company." Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reserves, page 59

4. If a policy exists for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by your actuaries, provide us draft revised disclosure to include in future filings beginning with your September 30, 2010 Form 10-Q to disclose the method used by management to determine

the adjustment and the extent to which it relies on objective versus subjective determinations. Adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment. For adjustments or reversals made, disclose the amount of the adjustment or reversal and the specific underlying reasons that explain why management believes the adjustment or reversal was necessary.

Form 10-Q for the Quarterly Period ended June 30, 2010

Item 1. Financial Statements
Note 6 - Fair Value Measurements, page 13

5. Please provide us draft revised disclosure to include in future filings beginning with your September 30, 2010 Form 10-Q for assets and liabilities classified as Level 2 and Level 3 to separately identify the inputs used in determining the fair value of each class of assets or liabilities as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please refer to ASC 820-10-55-22A for examples of the inputs to be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney at (202) 551-3873 or Dan Greenspan, Special Counsel, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant